Exhibit 99.1

NEWS RELEASE

Fortuna regrets to report a fatality at its Caylloma Mine in Peru

Vancouver, June 5, 2023- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) regrets to report that a fatality involving a worker employed by a mining contractor occurred at the Caylloma Mine located in Arequipa, Peru. The accident took place on Friday, June 2, 2023.

Jorge A. Ganoza, President, CEO and Director of Fortuna, commented, “The health and safety of our workforce is a top priority at Fortuna, and we mourn this tragic loss at the Caylloma mine. We are focused now on ensuring the necessary support to family and colleagues and a prompt investigation into this accident involving one of our contractor employees. The leadership of the company and over 5,500 employees and contractors across our operations reaffirm our steadfast commitment to achieving a zero-harm work environment.”

The accident occurred during underground mining operations and no other personnel were injured. The appropriate government and local authorities have been properly notified and an investigation to determine the cause of the accident is underway. A site-wide safety stop took place, and underground mining operations were suspended before resuming on Sunday.

At Fortuna, the health and safety of all employees and contractors is our highest priority, and we remain more committed than ever to our objective of zero harm.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Mexico, Peru, and Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

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